UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51183

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __KippsDeSanto & Company__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1675 Capital One Dr., Suite 1200__
                                       (No and Street)

__McLean__	__VA__	__22102__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gabrielle Halprin	(504) 533-7377	gabrielle.halprin@capitalone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

__4401 Dominion Blvd.__	__Glen Allen__	__VA__	__23060__
(Address)	(City)	(State)	(Zip Code)

__10/22/2003__	__80__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240 17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gabrielle Halprin__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KippsDeSanto & Company__ , as of __December 31__ , 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2/11/25

Signature: _____

Title:
Chief Financial Operations Officer   2/11/25

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

FINANCIAL REPORT

Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 51183

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N A.)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of KippsDeSanto & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KippsDeSanto & Company (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2019.

Glen Allen, Virginia
February 10, 2025

> **Certified Public**
> **Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632

www.keitercpa.com

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N A)

Statement of Financial Condition
December 31, 2024

Assets:

Cash..	$	64,166,709
Accounts receivable.		190,800
Other receivables		46,952
Deferred tax asset..		1,109,518
Total assets	$	65,513,979

Liabilities:

Accrued expenses	$	91,133
Accrued compensation expenses		16,001,310
Due to affiliates		4,277,671
Total liabilities		20,370,114

Stockholder's equity:

Common stock, no par value, 2,000,000 shares authorized, 1,363,153 issued and outstanding		—
Additional paid-in capital		7,207,138
Retained earnings		37,936,727
Total stockholder's equity		45,143,865
Total liabilities and stockholder's equity	$	65,513,979

See accompanying Notes to Financial Statement

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement

Note 1—Organization

KippsDeSanto & Company (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA") The Company is primarily engaged in investment banking and advisory services The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA")

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U S GAAP").

Use of Estimates

The preparation of financial statements in conformity with U S GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $6,643,188 at December 31, 2024 CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company follows ASU No 2016-13, Financial Instruments—Credit Losses (Topic 326). *Measurement of Credit Losses on Financial Instruments.* This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine the Company's allowance for credit losses on financial assets measured at amortized cost, certain net investments in leases and certain off-balance sheet arrangements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement (continued)

The Company has no material historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2024

Income Taxes

The Company is included in Capital One Financial Corp's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statement of financial condition. Taxes payable amounts included in due to affiliates totaled $2,944,121 at December 31, 2024, of which a portion relates to years prior to 2024.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2024

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07: Improvements to Reportable Segment Disclosures This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and the regulatory environment in which it operates The nature of the business and the accounting policies of the segment are the same as described throughout Notes 1 and 2 The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the segment's performance and allocates resources based on net income and total assets which are the same amounts in all material respects as those reported on the statement of income and statement of financial condition The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement (continued)

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for the Company in 2025. The Company is currently evaluating the potential impact of adopting this new guidance.

Note 3—Income Taxes

Under its Compliance Assurance Program, the Internal Revenue Service is in the process of auditing Capital One's 2024, 2023, and 2022 federal income tax returns. The outcome of the audit is not expected to have a material impact on the financial results of the Company

Note 4—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. As of December 31, 2024, the Company has reimbursements payable of $1,333,550 included in due to affiliates in the accompanying statement of financial condition In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

The Company sponsors an incentive plan for qualified employees. A portion of individual employee's incentive compensation may be awarded in the form of restricted share units (the "Units") of Capital One and is payable to employees according to a vesting schedule. The expense associated with the vesting of the Units is reimbursed by the Company to Capital One on a quarterly basis

The Company has an agreement with Capital One Securities, Inc. ("COS") and TripleTree, LLC ("TT"), affiliated broker-dealers, whereby associates of each broker-dealer may provide various administrative services to the other affiliates. The Company reimburses the affiliated broker-dealers for the services it receives on a monthly basis, net of any amounts due to the Company for services provided.

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement. Management has reviewed the Master Services Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement (continued)

Note 5—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations

The Company has contracts with its vendors for various services Minimum commitments under these contracts as of December 31, 2024 amounts to $83,900 for 2025.

Note 6—Concentration

Approximately 98% of accounts receivable are due from two clients as of December 31, 2024

Note 7—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $39,853,407 which was $38,495,399 in excess of the required minimum net capital of $1,358,008. The Company's net capital ratio was 0.5 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Note 8—Subsequent Events

In accordance with U S GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued   There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date   The Company evaluated subsequent events through February 10, 2025, the date the financial statements were issued

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements